Filed Pursuant To Rule 433

Registration No. 333-209926

July 13, 2016

Good as Gold

Re-Appraising Strategic Allocations to Gold

For thousands of years gold has been one of the world's most valuable metals, used as both a form of currency and an investment. Investors have traditionally used gold to help preserve wealth in times of market volatility or periods of high inflation and to diversify portfolios. Beginning in 2013, concerns surrounding rising interest rates and a strong US dollar put pressure on the price of gold, and many investors reassessed gold's value and questioned how it should be used in portfolios going forward. We believe gold should be viewed as a long-term strategic asset and that investors should carefully consider gold's potential price drivers today and beyond.

While the US dollar and interest rates are important factors that drive the price of gold, there are many other variables that influence the precious metal. Today, the relationship between gold and market and economic forces is even more complex and very different from the past. Several other factors including the frequency of tail risk events, supply/demand dynamics and central bank purchases play prominent roles. Regardless of the macroeconomic environment, the potential portfolio diversification benefits of gold remain. As an investment, the economic forces that determine the price of gold are different

Figure 1: Gold as a Potential Portfolio Diversifier
Correlation of Returns to Other Asset Classes



Bloomberg Commodity Index
BOFA Merrill Lynch US Corporate Index
MSCI Emerging Markets Index
Barclays US Aggregate Index
MSCI EAFE Index
BOFA Merrill Lynch US Treasury Index
Dow Jones US Select Reit Index
Barclays US HighYield Index
Russell 2000 Index
S&P 500 Index
US 3M Libor (Cash)
0.44
0.23
0.21
0.19
0.16
0.15
0.10
0.08
0.07
-0.01
-0.07
-0.1
0
0.1
0.2
0.3
0.4
0.5
0.6
0.7
0.8
0.9
1.0

Source: State Street Global Advisors (SSGA), Bloomberg, as of 12/31/2015. Computed using monthly return data from Dec 1990 to Dec 2015.
Index returns are unmanaged and do not reflect the deduction of any fees or expenses. Index returns reflect all items of income, gain and loss and the reinvestment of dividends and other income.
Diversification does not ensure a profit or guarantee against loss.
The correlation coefficient measures the strength and direction of a linear relationship between two variables. It measures the degree to which the deviations of one variable from its mean are related to those of a different variable from its respective mean.

STATE STREET GLOBAL ADVISORS
SPDR

WORLD GOLD COUNCIL

Good as Gold Re-Appraising Strategic Allocations to Gold

Figure 2: Gold as a Tail Risk Hedge — Performance in Market Downturns


%
20
0
-20
-40
-60
-80
Gulf War I
LTCM
Dot.com Meltdown
9/11
2002 Recession
Great Recession
Sovereign Debt Crisis I
Gold
MSCI US TR Index
Commodities
Hedge Funds
Real Estate
Private Equity
US Treasuries

Source: FactSet, SSGA, from 12/31/1989 to 12/31/2013.

Notes: Persian Gulf War I: Q3 1990, LTCM: Q3 1998, Dot-com Meltdown: Q1 2001, 9/11: Q3 2001, 2002 Recession: Q2/Q3 2002, US Credit Crisis: Q4 2008/Q1 2009, European Sovereign Debt Crisis: Q2 2010.

Past performance is not a guarantee of future results. Gold may not serve as a hedge in all market conditions.

Index returns are unmanaged and do not reflect the deduction of any fees or expenses. Index returns reflect all items of income, gain and loss and the reinvestment of dividends and other income.

The correlation coefficient measures the strength and direction of a linear relationship between two variables. It measures the degree to which the deviations of one variable from its mean are related to those of a different variable from its respective mean.

Indices representing the above asset classes are as follows: Gold = LBMA Afternoon Gold Price as tracked by ICE Benchmark Administration Ltd., Equities = MSCI US TR Index, Commodities: S&P Goldman Sachs Commodity Index, Hedge Funds = Hedge Fund Research HFRI Fund Weighted Composite Index, Real Estate = Dow Jones US Select REITS Total Return Index, Private Equity = Cambridge Associates Index, US Treasuries = Barclays Capital US Treasury Aggregate Index.

from the economic forces that determine the price of many other asset classes such as equities, bonds or commodities. Therefore, gold offers investors a unique opportunity to seek to diversify portfolios because of its relatively low historical correlation with many other asset classes (See Figure 1).

So, does it still make sense to invest in gold? We believe the answer is a resounding yes. In fact, today, many investors are reappraising gold's value and viewing the precious metal not as a temporary and opportunistic holding, but as a unique strategic asset class with the potential to diversify and further strengthen portfolios in a variety of market conditions. Whether gold is rallying or weakening, we believe that it's always appropriate for investors to consider a strategic role for gold in their portfolios.

Gold's Strategic Value

Over time, holding a modest allocation to gold has offered a range of potential portfolio benefits, including:

- Low Correlation to Major Asset Classes
- Reduce Volatility by Diversifying Portfolios[1]
- Wealth Preservation (See Figure 2)

Portfolio Diversification

The principle of diversification holds that portfolios benefit from a wide array of assets that behave differently from one another under various market conditions. The rationale is simple: Given that it is virtually impossible to know which asset classes will do best or how economic developments may impact performance, holding a wide range of assets may improve long-term returns and may reduce portfolio risk in the long run.

Although global markets have become more closely correlated, gold prices have not historically moved in lockstep with traditional asset classes such as equities and fixed income. This is because gold prices, again, are influenced by different factors than are prices of other assets (see Figure 1 for recent correlations).

Therefore, adding a strategic allocation to gold — anywhere within the range of 2 percent to 10 percent of the portfolio[2] — may help better insulate a portfolio against significant events that broadly affect the markets.

State Street Global Advisors 2

Good as Gold Re-Appraising Strategic Allocations to Gold

Moderating Volatility in Tumultuous Markets

Gold's low correlation to other asset classes has been especially pronounced — and therefore more valuable — during market downturns.

As Figure 2 shows, in five out of the seven periods of market turmoil, an allocation to gold would have preserved wealth in a diversified portfolio by cushioning the hit taken by the portfolio. Of course, past performance does not guarantee future results.

Wealth Preservation

With heightened uncertainty in today's complex global market, making a consistent strategic allocation to gold affords a range of potential benefits.

For example, gold has been used as a hedge against inflation for centuries.

Since 1971, gold has provided an annualized real rate of return of 4.2 percent over the US consumer price index (CPI).[3] Historically, gold has seen its strongest price performance in years of high inflation such as in 1980, providing an average real return of 19.2 percent and a median increase of 14.9 percent in years in which CPI's increase has been greater than 5 percent.[4]

Over at least these past 45 years, gold has had positive real returns, giving it value as a long-term hedge against inflation.[5]

Gold, the US Dollar and Interest Rates

While the US dollar and interest rates are important factors in explaining the price movement of gold, as mentioned, they are not the sole components.

Higher US interest rates may not have a dramatic negative effect on gold due to its complex and global demand dynamics.

Figure 3: Over 50% Of Gold Demand Comes from Asia


USA
6%
9%
Europe
Asia ex China
and India
12%
Middle
East
8%
China
29%
India
25%
Other
11%

Source: Thomson Reuters GFMS, World Gold Council, 2015 annual demand, as of 12/31/2015.

In fact, nearly 60 percent of gold demand comes from jewelry and technology, which are positively tied to factors that may drive US interest rates higher, such as economic growth and lower unemployment.[6] And only 6 percent of global gold demand comes from the US (see Figure 4).

More central bank stimulus in the Eurozone and Japan could potentially lend support to the price of gold should investors use it as a store of wealth if short-term interest rates remain negative in countries such as Germany, Switzerland and Japan.

Potential Gold Drivers — Today and Beyond

Key trends have emerged within some of the primary price drivers that may bode well for gold today and in the future.

Those trends include:

- Primary Supply Not Meeting Demand
- Rising Asia Demand
- Central Bank Buying
- Under-Owned Asset

Physical Demand that Exceeds Production

Gold production over the past two decades has averaged an annual increase of less than 1 percent. In fact, as of the fourth quarter of 2015, the total supply of gold is down 10 percent from a year earlier because of decreased mining production and a decline in the recycling of gold.[7] Only a handful of large gold deposits have been discovered over the past few decades, as mine producers face lower gold prices and higher production costs. Meanwhile, new projects and exploration have slowed. Thus, future production shows little chance of increasing significantly.

Figure 4: Central Bank Net Sales and Purchases of Gold in Tonnes


Tonnes
800
400
0
-400
-800
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Source: Metals Focus, World Gold Council, as of 12/31/2015.

State Street Global Advisors 3

Good as Gold Re-Appraising Strategic Allocations to Gold
Figure 5: Size of Financial Markets
US $160 Trillion; June 30, 2015*
Debt &
Money Market
Gold
51%
1%
Alternative
Investments
5%
Equities
43%
Source: BIS, Thomson Reuters GFMS, Hedge Fund Research, Preqin, World
Federation of Exchange, World Gold Council. As of June 30, 2015.
* Estimates include the global market capitalization of all publicity traded stocks and
REITs; the total value of outstanding bonds and money market instruments; total open interest on major commodity futures plus above ground stocks of precious metals; the assets under management of private equity and hedge funds; and
private holdings of gold bullion. Central bank holdings of gold and bonds were excluded.
What Has Happened to the Price of Gold
After reaching a cycle high in 2011, gold prices retreated
by about 45 percent. However, prices have largely been
trading in a consistent range for the past two years.
The 27 percent decline in 2013, while sharp, was
not unprecedented. Gold has seen seven pullbacks of more
than 10 percent since 2001, and 12 pullbacks of 20 percent
or more since 1970.10 After each decline, gold went on to
not only rebound but to post new all-time highs. The past
several years have been marked by a confluence of factors
that helped drive gold’s price lower, including fears of
Fed tapering, low inflation expectations and US dollar
strengthening. While many of these factors remain, with
gold falling in the past four years, the trend, as noted, may be turning as the economic cycle matures and new drivers
of gold emerge. Those include:
Gold playing an effective role as a potential hedge as
stock valuations in the US and elsewhere remain
elevated and as investors have increased risk exposures
in search of returns in a very low yield environment.
Despite some concerns about gross domestic product
(GDP) growth across emerging markets, economic
output continues to increase and so do incomes. This,
in turn, strengthens the case for gold as a long-term
strategic asset and potential wealth preservation tool.
Greater Demand from Expanding Asian Economies
Jewelry represents the largest area of consumption for gold, especially in China and India, where the rising standard of living for all sectors of the population is increasing the demand for jewelry both for cultural celebrations and as a sign of personal wealth. Physical consumer demand from this region is currently more than five times that of Western markets.
Central Banks Becoming Net Buyers of Gold
In 2010, central banks became net buyers of gold to reduce their dependence on the US dollar. In fact, central banks bought 588 metric tons of gold in 2015, second only to the record 625 metric tons in 2013.8 That trend is expected to continue over the coming decades, as currency crises prompt banks to further diversify.
Gold is Under — Owned
In spite of gold’s potential portfolio benefits, gold is still under-owned. As a percentage of total global assets, gold amounted to just 1 percent as of June 2015, with 70 percent of all investors owning no gold whatsoever.9 However, as investors around the globe come to appreciate gold’s strategic value, pension funds, sovereign wealth funds, insurance funds, mutual funds, hedge funds, private equity funds and private wealth funds, as well as individual investors, are likely to continue to expand their use of gold as a risk management and capital preservation tool.
A Look Ahead
While history underscores the many benefits of gold as a potentially “defensive asset” in challenging times, diversification and risk management, along with capital preservation, are attractive attributes in any economic environment. As Ralph Waldo Emerson once observed, “The desire of gold is not for gold. It is for the means of freedom and benefit.” Although a long period of record-setting prices illustrated gold’s timeless value in times of economic uncertainty, the true “freedom and benefit” gold provides is in its role as a strategic long-term asset.
1 A byproduct of gold’s low correlation to most key asset classes, such as stocks, bonds and commodities. Over the past 25 years, the correlation of gold to stocks, bonds and other commodities was -0.01, 0.19, and 0.44, respectively. Source:
SSGA, Bloomberg, as of 12/31/2015. Computed using monthly return data from Dec
1990 to Dec 2015. It measures the degree to which the deviations of one variable from its mean are related to those of a different variable from its respective mean.
Index returns are unmanaged and do not reflect the deduction of any fees or expenses. Stocks represented by S&P 500 Index; Bonds represented by Barclays US Aggregate Index; Commodities represented by Bloomberg Commodity Index. Index returns reflect all items of income, gain and loss and the reinvestment of dividends and other income.
State Street Global Advisors

Good as Gold Re-Appraising Strategic Allocations to Gold

[2] J.P.Morgan, Gold in asset allocation, July 2012; Mercer, Gold as an asset class for institutional investors, February 2011; New Frontier Advisors and World Gold Council, Gold as a strategic asset, September 2006; New Frontier Advisors, Gold as a strategic asset for European investors, December 2011; Oxford Economics, The impact of inflation and deflation in the case for gold, July 2011; Matos, P. and R. Evans, Gold as a portfolio diversifier: the World Gold Council and investing in gold; Darden Business Publishing, University of Virginia, September 2012.

[3] World Gold Council, An Investors Guide to the Gold Market US Edition, December 2010. As quoted in SSGA. The Case for Gold: A Strategic Asset.

[4] Ibid.

[5] Ibid.

[6] Thomson Reuters GFMS, World Gold Council, based on 2014 annual demand, as of 12/31/2014.

[7] "Gold Demand Trends, Full Year 2015," World Gold Council.

[8] "Gold Demand Trends, Full Year 2015," World Gold Council.

[9] BIS, Thomson Reuters GFMS, Hedge Fund Research, Preqin, World Federation of Exchange, World Gold Council.

[10] Bloomberg and SSGA.

Figure 6: GLD® Standard Performance

Ticker	Fund Name	As of	1 Month (%)	QTD (%)	YTD (%)	1 Year (%)	3 Year (%)	5 Year (%)	10 Year (%)	Since Inception (%) 11/18/2004
GLD	SPDR Gold Shares NAV	6/30/2016	8.93	6.67	24.10	12.34	3.06	-2.97	7.53	9.44
	SPDR Gold Shares Market Value	6/30/2016	9.03	7.55	24.70	12.59	2.02	-2.82	7.52	9.35
	LBMA Gold Price PM	6/30/2016	8.96	6.77	24.60	12.79	3.47	-2.58	7.96	9.88

Source: spdrs.com, as of 6/30/2016.

Performance quoted represents past performance, which is no guarantee of future results. Investment return and principal value will fluctuate, so you may have a gain or loss when shares are sold. Current performance may be higher or lower than that quoted.

Index returns are unmanaged and do not reflect the deduction of any fees or expenses. Index returns reflect all items of income, gain and loss and the reinvestment of dividends and other income.

Effective March 20, 2015, the SPDR Gold Trust (GLD) adopted the LBMA Gold Price PM as the reference benchmark price of gold in calculating the Net Asset Value (NAV) of the Trust. Prior to that date, the Trust used the London PM Fix as the reference benchmark price in calculating the NAV.

Gross Expense Ratio: 0.40% The gross expense ratio is the fund's total annual operating expense ratio. It is gross of any fee waivers or expense reimbursements. It can be found in the fund's most recent prospectus.

State Street Global Advisors 5

Good as Gold Re-Appraising Strategic Allocations to Gold
Index Definitions
BofA Merrill Lynch US Corporate Index The BofA Merrill
Lynch US Corporate Index tracks the performance of publicly issued US dollar denominated investment grade corporate debt.
BofA Merrill Lynch US Treasury Index The BofA
Merrill Lynch US Treasury Index tracks the performance of US dollar denominated sovereign debt publicly issued by the US government.
Barclays Capital US Treasury Index US dollar-denominated, fixed-rate, nominal debt issued by the US Treasury. Treasury bills are excluded by the maturity constraint, but are part of a separate Short Treasury Index.
Barclays Global Aggregate Bond Index The Barclays Global
Aggregate Index provides a broad-based measure of the global investment-grade fixed income markets. The three major components of this index are the U.S. Aggregate, the Pan-European Aggregate, and the Asian-Pacific Aggregate Indices. The index also includes Eurodollar and Euro-Yen corporate bonds, Canadian government, agency and corporate securities, and USD investment grade 144A securities.
Barclays U.S. High Yield Corporate Bond Index The
Barclays U.S. High Yield Index covers the universe of fixed rate, non-investment grade debt. Eurobonds and debt issues from countries designated as emerging markets (sovereign rating of Baa1/BBB+/BBB+ and below using the middle of Moody’s, S&P, and Fitch) are excluded, but Canadian and global bonds (SEC registered) of issuers in non-EMG countries are included. The index includes both corporate and non-corporate sectors.
Bloomberg Commodity Index A broadly diversified commodity price index distributed by Bloomberg Indexes that tracks 22 commodity futures and seven sectors. No one commodity can compose less than 2 percent or more than 15 percent of the index and no sector can represent more than 33 percent of the index.
Cambridge Associates Private Equity Index A benchmark based on returns data compiled on U.S. private equity funds, including fully liquidated partnerships, formed between 1986 and 2014.
Dow Jones US Select REIT Index A benchmark of U.S.
REITs and REIT-like securities that screens for market capitalization, liquidity and percentage of revenue derived from ownership and operation of real estate securities. It is fioat market cap weighted and quoted in dollars.
Dow Jones US Select REITs Total Return Index
A benchmark of U.S. REITs and REIT-like securities that screens for market capitalization, liquidity and percentage of revenue derived from ownership and operation of real estate securities. It is float market cap weighted, quoted in dollars and reflects reinvested dividends.
HFRI Fund Weighted Composite Index A global, equal-weighted index of over 2,000 single-manager funds that report to Hedge Fund Research Inc.’s database. The HFRI Fund Weighted Composite Index does not include Funds of Hedge Funds.
LBMA Afternoon Gold Price The LBMA Gold Price is determined twice each business day (10:30 a.m. and 3:00 p.m. London time) by the participants in a physically settled, electronic and tradable auction.
MSCI EAFE Index An equities benchmark that captures large- and mid-cap representation across developed market countries around the world, excluding the U.S. and Canada.
MSCI Emerging Markets Index The MSCI Emerging
Markets Index captures large and mid-cap representation across 23 emerging markets countries. With 834 constituents, the index covers approximately 85% of the free float-adjusted market capitalization in each country.
MSCI USA Total Return Index The MSCI USA Total
Return Index is designed to measure the performance of the large and mid-cap segments of the US market, with dividends reinvested. With 631 constituents, the index covers approximately 85 percent of the free float-adjusted market capitalization in the US.
Russell 2000 Index A benchmark that measures theperformance of the small-cap segment of the U.S. equity universe.
S&P 500 Index A popular benchmark for U.S. large-cap equities thatxincludes 500 companies from leading industries and captures approximately 80 percent coverage of available market capitalization.
S&P Goldman Sachs Commodity Index, or S&P GSCI
A production-weighted index launched in 1992 that tracks the performance of 24 commodity futures contracts. The index, tilts to commodities that are moreheavily produced globally, so its weights more heavily to, say, crude oil than to cocoa. US 3-Month Libor (Cash) Libor, or the London Interbank Offered Rate, is equivalent to the federal funds rate, or the interest rate one bank charges another for a loan. It is used as a reference figure for corporate financial transactions and, increasingly, for consumer loans as well.
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Good as Gold Re-Appraising Strategic Allocations to Gold
ssga.com | spdrs.com
For public use.
State Street Global Advisors One Lincoln Street, Boston, MA 02111-2900. T: +1 866 787 2257.
Important Risk Information
ETFs trade like stocks, are subject to investment risk, fluctuate in market value and may trade at prices above or below the ETFs’ net asset value. Brokerage commissions and ETF expenses will reduce returns.
Diversification does not ensure a profit or guarantee against loss.
Commodities and commodity-index linked securities may be affected by changes in overall market movements, changes in interest rates, and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.
While the shares of ETFs are tradable on secondary markets, they may not readily trade in all market conditions and may trade at significant discounts in periods of market stress.
The views expressed in this material are the views of Intermediary Business Group through the period ended December 31, 2015 and are subject to change based on market and other conditions. This document contains certain statements that may be deemed forward-looking statements. Please note that any such statements are not guarantees of any future performance and actual results or developments may differ materially from those projected.
The whole or any part of this work may not be reproduced, copied or transmitted or any of its contents disclosed to third parties without SSGA’s express written consent. Standard & Poor’s®, S&P® and SPDR® are registered trademarks of Standard & Poor’s Financial Services LLC (S&P); Dow Jones is a registered trademark of Dow Jones Trademark Holdings LLC (Dow Jones); and these trademarks have been licensed for use by S&P Dow Jones Indices LLC (SPDJI) and sublicensed for certain purposes by State Street Corporation. State Street Corporation’s financial products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates and third party licensors and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability in relation thereto, including for any errors, omissions, or interruptions of any index.
The gross expense ratio is the fund’s total annual operating expense ratio. It is gross of any fee waivers or expense reimbursements. It can be found in the fund’s most recent prospectus. Past performance is not a guarantee of future results.
Investing in commodities entails significant risk and is not appropriate for all investors.
Important Information Relating to SPDR Gold Trust (“GLD®”): The SPDR Gold Trust (“GLD®”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents
GLD has filed with the SEC for more complete information about GLD and this offering. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com.
Alternatively, the SPDR Gold Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.
GLD is not an investment company registered under the Investment Company Act of
1940 (the “1940 Act”) and is not subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). As a result, shareholders of the Trust do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA. GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in GLD. Please see the GLD prospectus for a detailed discussion of the risks of investing in GLD shares. The GLD prospectus is available here. The World Gold Council name and logo are a registered trademark and used with the permission of the World Gold Council pursuant to a license agreement. The World Gold Council is not responsible for the content of, and is not liable for the use of or reliance on, this material.
For more information: State Street Global Markets, LLC, One Lincoln Street,
Boston, MA, 02111 T: +1 866 320 4053 spdrgoldshares.com.
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ID7099-IBG-20094 0716 Exp. Date: 10/31/2016

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.